UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

TOP KINGWIN LTD

(Exact name of registrant as specified in its charter)

Room 1304, Building No. 25, Tian’an Headquarters Center, No. 555

North Panyu Avenue, Donghuan Street

Panyu District, Guangzhou, Guangdong Province, PRC

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Convertible Note Offering

On February 18, 2025, the Company entered into certain securities purchase agreement (the “SPA”) with a certain accredited investor (the “Purchaser”) as such term is defined in Rule 501(a) of Regulation D of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to which the Company agreed to issue to the Purchaser a new series of convertible notes in the original principal amount up to $1,000,000 (the “Note”), which Note shall be convertible into class A ordinary shares of the Company, par value of $0.0001 per share (the “Ordinary Shares”), in accordance with the terms of the Note, for $900,000 in gross proceeds (the “Offering”). The proceeds will be used for general corporate and working capital purposes at the discretion of the Company.

R.F. Lafferty & Co., Inc. acted as the Company’s exclusive placement agent for this Offering.

The Company and the Purchaser have each made customary representations, warranties and covenants in the SPA. The Note will be issued to the Purchaser upon satisfaction of all closing conditions. The Ordinary Shares issuable upon conversion of the Notes are hereinafter referred to as “Conversion Shares.”

The issuance of the Conversion Shares upon conversion is pursuant to a shelf registration statement on Form F-3, as amended (File No. 333-283030), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on February 13, 2024. The Offering will be made only by means of a prospectus supplement that forms a part of such registration statement.

The Note bears interest at a rate of 11.75% per annum, subject to adjustment from time to time in accordance with the terms of the Note. All outstanding principal and accrued interest on the Note will become due and payable twelve months after the issuance of the Note (“Issuance Date”), and the Purchaser has the option to extend the maturity term for another twenty-four months upon mutual agreement of the Company and the Purchaser. The Note includes an original issue discount of 10%. The Company may not prepay any portion of the outstanding principal, accrued and unpaid interest or accrued and unpaid late charges on principal and interest, if any. At any time after the Issuance Date, the Note is convertible into validly issued, fully paid and non-assessable Ordinary Shares, on the terms and conditions set forth in the Note. Upon the occurrence of an Event of Default, as defined in the Note, the Purchaser may require the Company to redeem all or any portion of the Note by delivering written notice thereof.

Subject to the terms and conditions set forth in the SPA, the Purchaser and the Company plan to participate in seven additional tranches of closings for the purchase by such Purchaser, and the sale by the Company, including (i) six tranches of a Note (or Notes) in an aggregate original principal amount of up to $4,000,000 each, and (ii) one tranche of Note (or Notes) in an aggregate original principal amount of up to $4,500,000, as set forth in the Schedule of Buyers to the SPA, with the aggregate original principal amount of these additional closings up to $28,500,000.

The forms of the SPA, the Note and the leak out agreement are furnished as Exhibits 99.1, 99.2 and 99.3, respectively, to this Form 6-K and such documents are incorporated herein by reference. The foregoing is only a brief description of the material terms of the SPA and the Note and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

The Company issued a press release announcing this matter on February 19, 2025. A copy of the press release is furnished as Exhibit 99.4 to this Report on Form 6-K.

Exhibits.

Exhibit No.	Description
99.1	Form of the Securities Purchase Agreement
99.2	Form of the Note
99.3	Form of the Leak Out Agreement
99.4	Press Release

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top KingWin Ltd.

Date: February 19, 2025	By:	/s/ Ruilin Xu
	Name:	Ruilin Xu
	Title:	Chief Executive Officer

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